SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement in relation to preliminary publication of updated A share prospectus and financial information in relation to the updated A share prospectus	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 15, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PRELIMINARY PUBLICATION OF UPDATED A SHARE PROSPECTUS AND

FINANCIAL INFORMATION IN RELATION TO THE UPDATED

A SHARE PROSPECTUS

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the announcements dated 9 March 2021, 9 April 2021, 27 April 2021 and 28 April 2021, and the Circular dated 17 March 2021, respectively published by China Telecom Corporation Limited (the “Company”), which contain, among others, matters relating to the proposed initial public offering of RMB ordinary shares (A Shares) and listing of the Company on the main board of the Shanghai Stock Exchange (the “A Share Offering”). Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the announcements and the Circular.

Pursuant to the relevant requirements of PRC laws, the updated A share prospectus (application proof) of the Company (the “Updated A Share Prospectus”) has been made available on the website of China Securities Regulatory Commission (the “CSRC”) (www.csrc.gov.cn) for preliminary publication. The summary of consolidated financial statements of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2021 (the “Consolidated Financial Statements”), the Group’s major operating conditions and the estimated operating results for the six months ended 30 June 2021 of the Group prepared in accordance with the China Accounting Standards for Business Enterprises are set out in “3. Major Operating Conditions after Audit Report Date” under “Important Notice” and “9. Major Operating Conditions after Audit Report Date” under “Section 11 – Management Discussion and Analysis” in the Updated A Share Prospectus. There is no significant difference between the total assets, shareholders’ equity and net profit for the period set out in the summary of the Consolidated Financial Statements and the total assets, total equity and the profit for the quarter as extracted from financial records prepared in accordance with the International Financial Reporting Standards which were set out in the announcement in relation to key financial and performance indicators for the first quarter of 2021 published by the Company on 28 April 2021. The Board hereby informs the shareholders of the Company and potential investors simultaneously that the estimated operating results for the six months ended 30 June 2021 are as follows:

A-1

According to the operating conditions during and after the reporting period, the Group has made an estimate of its results for the period from January to June 2021. It is estimated that the operating revenues for the period from January to June 2021 will range from approximately RMB213,606 million to RMB218,417 million, representing an increase of approximately 11% to 13.5% compared with that in the same corresponding period of last year; the profit attributable to the shareholders of the Company will range from approximately RMB17,576 million to RMB17,855 million, representing an increase of approximately 26% to 28% compared with that in the same corresponding period of last year; the profit attributable to the shareholders of the Company, excluding non-recurring profit or loss, will range from approximately RMB16,066 million to RMB16,355 million, representing an increase of approximately 11% to 13% compared with that in the same corresponding period of last year.

The financial data in the estimated results above for the period from January to June 2021 is based on the preliminary estimates made by the Group and has not been audited by auditors. The estimated amounts do not indicate that the Group will achieve such revenues or net profit, or constitute a profit forecast made by the Group or its commitment for results. Therefore, shareholders and potential investors are advised to pay attention to investment risks.

Taking into account the upward industry trend and the actual operation of the Group, the Group estimated that it would achieve significant enhancement in the operating results for the period from January to June 2021 compared with that during the corresponding period of last year. With a steady increase in the mobile and broadband subscriber value and accelerated enhancement in e-Surfing Cloud, the percentage of revenues from Industrial Digitalisation would continue to grow. Meanwhile, the Group expected to maintain a sound control in the increase in the network operations and support expenses and selling expenses. In the future, the Group will continue to deeply promote the strategy of “Cloudification and Digital Transformation”, strengthen the sci-tech innovation and accelerate the integrated development of 5G, cloud and artificial intelligence. While empowering internal and external transformation through digitalised platform, the Group will continuously deepen reforms and enhance corporate and employees’ vitality, striving to maintain a momentum of rapid growth in the revenues and profit for the full year.

The above English version of the estimated operating results of the Group is an unofficial translation of the Chinese version. In case of any discrepancies, the Chinese version shall prevail. For more details of the A Share Offering, please refer to the Updated A Share Prospectus on the website of the CSRC (www.csrc.gov.cn).

The Updated A Share Prospectus is not, and the Company does not intend to make, an offer of securities of the Company for sale in Hong Kong. The Updated A Share Prospectus has not been and will not be registered under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong).

A-2

Shareholders and potential investors should be aware that the proposed A Share Offering is subject to approvals from the CSRC and other relevant regulatory authorities and may or may not proceed. There is no assurance that the A Share Offering will proceed and complete successfully. Meanwhile, investors are advised to exercise caution in dealings in the securities of the Company. Further announcement(s) will be made to disclose any major updates and developments in respect of the A Share Offering in accordance with the Listing Rules, Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and other applicable laws and regulations. This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 15 July 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

A-3